Contact

www.linkedin.com/in/donnell-scott (LinkedIn)

Top Skills

Business Development
Leadership
Fundraising

Languages

Spanish

Scott Donnell

Faith. Family. Financial Competence.
Phoenix, Arizona, United States

Summary

God. Family. Entrepreneurship. Skiing. Other.

I have 72 life goals...

...serve 1 billion people, give a billion dollars, write a book, sky dive, sip wine in Tuscany, start a school, teach, memorize Romans, own a business that employs 100,000 people, own a business that helps 1 billion people, give away $1B, invent something, learn the mandolin...

Specialties: Banking Fintech, Financial Literacy, Creating Super Heroes, Biotech, School Fundraising, Fun.

Experience

GravyStack

Founder
April 2020 - Present (3 years)
United States

I have 2 simple goals: 1) Use my businesses to help a billion people reduce suffering and find healing. 2) Give away a billion dollars to help people reduce suffering and find healing.

Apex Leadership Co

Founder
January 2011 - Present (12 years 3 months)
Phoenix, AZ

Elementary school leadership and fitness company that raised money for the top elementary schools in America. 4M customers served, $100M raised for schools. 450 employees nationwide.

Hapbee

Founder, Chief Executive Officer
January 2019 - June 2021 (2 years 6 months)

Seattle, WA

Hapbee uses magnetic fields and frequencies to help people feel better. With the click of a button, Hapbee makes your body feel Alert, Energized, Calm, Relaxed, Happy, Sleepy, and a host of others.

Anython
Founder
October 2013 - January 2019 (5 years 4 months)
Phoenix

Anython is the world's only activity-based fundraising platform. You can now raise money by doing something fun- run, bike, eat hotdogs, golf, lose weight. Its highly effective and really fun! Great for sports teams, clubs, leagues, sororities, frats, students, non-profits or any other group needing to raise money together!

Magnolia Chiropractic and Massage
Partner
August 2010 - January 2011 (6 months)

Marketing and Financing.

Nativis, Inc.
Business Development for Renewable Energy
March 2010 - July 2010 (5 months)

Conducted sales, contracts and partnerships with the top Oil and Gas Companies in the world to license our patented technology.

BizXchange
Account Executive
May 2009 - May 2010 (1 year 1 month)
Seattle

Private consulting firm focusing on various projects including destination resorts, academic institutions, biotech start-ups, and health and wellness clinics. Also provides complementary consulting for camps and various other non-profit companies.

Acton School of Business
Student
2008 - June 2009 (1 year)

Whitworth University

Student Body President
April 2007 - June 2008 (1 year 3 months)

Link between students and administration, served on Board of Directors, planned programs for 2500 students, directed 50 student government members, and spoke at various events including the Governor's Prayer Breakfast and the Spokane Chamber of Commerce.

Education

Acton School of Business
MBA, Entrepreneurship/Entrepreneurial Studies · (2008 - 2009)

Hardin-Simmons University
MBA, Entrepreneurship/Entrepreneurial Studies · (2008 - 2009)

Whitworth University
BA, Business Management and Theology · (2004 - 2008)